Q2 2005 Results
---------------

"Ahold shows stable performance in a competitive environment"

Anders Moberg, Ahold President & CEO


Highlights:

o Operating performance reflects competitive environment and restructuring effects

o Retail execution and value repositioning strategy contributing to top line in Europe

o    Streamlining U.S. store portfolio continuing

o Solid progress at U.S. Foodservice: strategic plan to be announced in November 2005

o    Reduced debt strengthens balance sheet

o Divestment program nears completion: EUR 2.7 billion gross proceeds to date

                                       Q2 2005                Q2 2004
                                      (12 weeks)            (12 weeks)
--------------------------------------------------------------------------------
Net sales                             Eur 10.4 billion      Eur 10.5 billion

Net sales decline                     (0.9%)

Net sales growth excluding
  currency impact*                    0.5%
--------------------------------------------------------------------------------

Operating income                      Eur 248  million      Eur 217 million

--------------------------------------------------------------------------------

Net income (loss)                     Eur 130 million       Eur (28) million

--------------------------------------------------------------------------------

Net cash from
operating activities                  Eur 336 million       Eur 151 million

--------------------------------------------------------------------------------

Net income (loss)                     Eur 0.08              Eur (0.02)
per share
--------------------------------------------------------------------------------

                                      July 17, 2005         April 24, 2005
--------------------------------------------------------------------------------

Net debt*                             Eur 6.1 billion       Eur 6.5 billion

--------------------------------------------------------------------------------
*  As defined under "Other information".


 Financial highlights Q2 2005

o Net sales Q2 2005 of EUR 10.4 billion, a decrease of 0.9% compared to Q2 2004. Net sales increased by 0.5% excluding currency impact
o    Operating income Q2 2005 of EUR 248 million (Q2 2004: EUR 217 million)
o    Net income Q2 2005 of EUR 130 million (Q2 2004 net loss: EUR 28 million)
o Net cash from operating activities Q2 2005 of EUR 336 million (Q2 2004: EUR 151 million)
o    Net debt declined during the quarter by EUR 0.4 billion or 5.6%


Key priorities for 2005

o Successful execution of our Road to Recovery strategy including completion of our divestment program
o Implementation of our retail business model to drive sales volume throughout Ahold
o    Further improvement of operational performance at U.S. Foodservice
o    Completion of our 2006+ strategy following the Road to Recovery


Financial calendar
o    Third quarter 2005 results November 29, 2005
o    Full year 2005 results March 29, 2006


September 7, 2005

Albert Heijnweg 1, Zaandam
P.O. Box 3050, 1500 HB Zaandam
The Netherlands
Tel +31 75 659 5720

The data included in this press release is unaudited.
Financial reporting is in accordance with IFRS, as expected to be in force at year-end 2005, unless otherwise stated. See further explanation in the "Notes to the Consolidated Interim Financial Statements".
This press release contains certain non-GAAP financial measures, including net debt, which are further discussed under "Other information".

Ahold                                                          [Graphic omitted]

     www.ahold.com

Ahold shows stable performance in a competitive environment

Ahold showed stable performance and improved profitability in the second quarter of 2005, despite a more competitive external environment. Net income swung to EUR 130 million compared to a net loss of EUR 28 million in the second quarter of 2004. The retail execution and value repositioning strategy contributed to top-line growth, excluding currency impact, while operating income reflected competitive pressure and the effects of the ongoing changes we are making to the business. Net sales, excluding currency impact, increased by 0.5%. Execution of our value repositioning and restructuring programs is continuing, our divestment program is almost complete, debt has been further reduced, and we have stepped up our investments in new and remodeled stores.


Value repositioning strategy drives top line
Top-line growth at our European retail operations strengthened in the second quarter of 2005 as a result of the implementation of value repositioning strategies in line with Ahold's retail model. In a declining Dutch food retail market, Albert Heijn's lower prices and strict cost controls succeeded in delivering net sales growth for Albert Heijn of over 5% and operating income developed favorably. The Central Europe Arena, Schuitema and ICA continued to implement their own commercial strategies, while gross margins developed in line with our expectations during this phase as cost levels are brought into line with more attractive prices for customers. Central Europe's centralized purchasing is delivering clear benefits and we recently announced plans to acquire up to 67 Julius Meinl stores to enhance the arena's market opportunities.


Restructuring and reinvestment at Stop & Shop/Giant-Landover
In the U.S., Stop & Shop and Giant-Landover continued to operate in a challenging competitive environment. Stop & Shop increased identical store sales slightly, while Giant-Landover's identical sales declined 4.7%, primarily due to competitive pressures. Operating income was impacted by increased costs of perishables and ongoing promotional activities. The arena's operating expenses as a percentage of net sales have improved compared to Q2 2004, notwithstanding a USD 20 million restructuring provision related to new supply chain streamlining and store closures at Giant-Landover. A plan is in place to accelerate a significant remodeling program of Giant-Landover stores over the next two years in order to reinvest in our market leadership position.


Marketplace effectiveness and portfolio streamlining at Giant-Carlisle/Tops Giant-Carlisle continued to execute its successful go-to-market strategy, resulting in 3.6% identical sales growth and increased market share. Though identical sales at Tops declined 4.1%, store productivity has been improved due to various initiatives. As part of the continuing streamlining of our store portfolio, Tops' core market is being redefined. This has already resulted in eight store closures this year on top of the decision to sell 31 stores this year and next. In Q2 2005, we also completed the divestment of our 198 convenience store division. The arena's gross margin benefited from improvements in mix, merchandising and operational efficiencies. Operating income increased as a result of gains on the disposal of tangible fixed assets.


Solid progress at U.S. Foodservice
U.S. Foodservice continued to make solid progress in enhancing its customer mix, improving its street selling strategy and applying a more effective procurement process. Two-thirds of the planned improvement in gross margin during the Road to Recovery program has now been realized and with that half year 2005 gross margin has improved by approximately 100 basis points compared to full year 2003. Despite an increase in fuel costs and consulting expenses, half year 2005 operating expenses have decreased by approximately 10 basis points compared to full year 2003, reflecting the positive impact from various operational improvements initiated to contribute to future profit growth.


Growing recognition of Ahold's improved financial position
Ahold's financial position continued to improve with a reduction of EUR 1.2 billion in gross debt and EUR 0.4 billion in net debt during the quarter. S&P's recent upgrade of Ahold's corporate credit rating and the successful negotiation of a new EUR 2 billion unsecured credit facility on more favorable terms underscore the progress we have made towards our goal of returning to an investment grade profile. They also demonstrate the financial community's increased confidence in Ahold.


Road to Recovery: Year of Execution
We will continue to focus on strengthening our capital structure including, but not limited to, further reducing gross debt. At the end of Q2 2005 we had realized EUR 2.7 billion in divestment gross proceeds, exceeding our target for the Road to Recovery. We are halfway towards achieving our retail net cost-savings target of EUR 600 million by the end of 2006, and we are now reinvesting in our market leadership positions. We are pursuing our operating targets for our food retail business for full-year 2006 of 5% net sales growth, 5% operating margin, and 14% return on net assets, notwithstanding the fact that reaching these targets is becoming increasingly challenging in the current macro-economic climate. We also expect that U.S. Foodservice's operating margin before impairment of goodwill will exceed 1.7% no later than 2006. In line with Ahold's core commitment to U.S. Foodservice, we will provide details on its future strategic plan in November 2005.


Anders C. Moberg
On behalf of the Corporate Executive Board
Zaandam, September 7, 2005

Ahold Group

Condensed statements of operations
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                       Q2 2005      Q2 2004      % change

Net sales                                              10,447        10,542        (0.9%)

Operating income                                          248           217        14.3%
-------------------------------------------------------------------------------------------
  Operating income as % of net sales                      2.4%          2.1%

Net financial expense                                    (117)         (263)       55.5%
Income taxes                                              (18)          (25)       28.0%
Share in income (loss) of JVs and eq. inv.                 26            48       (45.8%)
Minority interest                                         (11)           (4)     (175.0%)
Income (loss) from discontinued operations                  2            (1)      300.0%
-------------------------------------------------------------------------------------------

Net Income (loss)                                         130           (28)      564.3%
-------------------------------------------------------------------------------------------

Net income (loss) per share (in EUR)
-basic                                                   0.08         (0.02)
-diluted                                                 0.08         (0.02)
-------------------------------------------------------------------------------------------

Highlights

Net income (loss)
o Net sales were negatively impacted by the lower U.S. dollar exchange rate. Net sales excluding currency impact increased by 0.5% in Q2 2005 compared to Q2 2004.
o Operating income reflected lower net sales but an increased gross margin. Higher selling, general and administrative expenses were offset by gains on disposals of tangible fixed assets and lower impairment charges. In addition, the Q2 2004 operating income was negatively impacted by a net settlement (EUR 44 million) related to an AIG insurance policy.
o Net financial expense decreased primarily due to the Q2 2004 loss on the remeasurement of the fair value of the ICA put option and a decline in net interest expense in Q2 2005. Additionally a net gain on foreign exchange was recorded in Q2 2005 that included the fair value changes of derivative instruments.
o A tax expense of EUR 18 million was recorded in Q2 2005 on income before income taxes of EUR 131 million resulting in an effective tax rate of 13.7% (Q2 2004: (54.3%)).
o Share in income of joint ventures and equity investees decreased primarily because of lower results at ICA and JMR. Q2 2004 was impacted favorably by divestments within ICA.
o The increase in minority interest related mainly to the minority interest of a joint venture partner in a gain resulting from the sale of a shopping center in the Czech Republic.
o Income from discontinued operations included positive operating results at Deli XL.

Net financial expense
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                       Q2 2005      Q2 2004      % change

Interest income                                            20           17           17.6%
Interest expense                                         (157)        (197)          20.3%
-------------------------------------------------------------------------------------------
Net interest expense                                     (137)        (180)          23.9%
Gain (loss) on foreign exchange                            20           (3)         766.7%
Other financial income and expense                          -          (80)         100.0%

Net financial expense                                    (117)        (263)          55.5%
-------------------------------------------------------------------------------------------

Net financial expense
o The decline in net interest expense was primarily attributable to the net impact of the lower cost of borrowing and lower gross debt mainly as result of redemption of EUR 1.5 billion notes on June 8, 2005, early repayment of EUR 920 million convertible subordinated notes in Q2 2004 and the replacement of the December 2003 Credit Facility with the May 2005 Credit Facility which has more favorable terms and conditions.
o The net gain on foreign exchange in Q2 2005 included the change in fair value of derivative instruments that did not qualify for hedge accounting and the corresponding foreign exchange gain on these hedged items. The significant movement in other financial income and expense arose from the loss in Q2 2004 relating to the fair value remeasurement of the ICA put option (loss of EUR 80 million).

Ahold Group

Net debt
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                July 17,       April 24,
                                                    2005            2004          % change

Loans                                              5,592          5,416
Finance lease liabilities                          1,708          1,592
Cumulative preferred financing shares                666            666
------------------------------------------------------------------------
Long-term portion of long-term debt                7,966          7,674
Short-term borrowings                                703            660
Current portion of loans                             205          1,748
Current portion of finance lease liabilities          94             97
------------------------------------------------------------------------
Gross debt                                         8,968         10,179             (11.9%)
Less:  other cash and
  cash investments*                                2,836          3,686             (23.1%)
------------------------------------------------------------------------

Net debt                                           6,132          6,493              (5.6%)
------------------------------------------------------------------------

*Cash and cash equivalents excluding cash on hand:
 Cash and cash equivalents                         3,107          3,947
 Cash on hand                                        271            261
------------------------------------------------------------------------
 Other cash and cash investments                   2,836          3,686

Highlights

Net debt
o    A decrease in net debt from EUR 6.5 billion at the end of Q1 2005 to EUR
     6.1 billion at the end of Q2 2005 was predominantly related to the redemption of EUR 1.5 billion notes on June 8, 2005. Since we previously entered into a swap arrangement which converted this Euro obligation into one to pay USD 1.4 billion, the USD/EUR exchange rate as of the maturity date resulted in an actual cash outflow of EUR 1.2 billion. Net debt was unfavorably impacted by the USD/EUR exchange rate development versus Q1 2005.

Net cash flow
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                 Q2 2005         Q2 2004          % change

Net cash from operating activities                   336            151            122.5%
Net cash from investing activities                  (166)          (220)            24.5%
Net cash from financing activities                (1,164)          (918)           (26.8%)

Net cash from operating, investing and
financing activities                                (994)          (987)            (0.7%)
-------------------------------------------------------------------------------------------

Net cash flow
o Net cash from operating activities increased by EUR 185 million, mainly due to favorable changes in working capital and lower income tax payments.
o Net cash from investing activities improved, with the net cash outflow decreasing by EUR 54 million, mainly due to higher cash inflows from the disposal of tangible fixed assets and the repayment of loans receivable, partially offsetting higher investments in intangible and tangible fixed assets.
o Net cash from financing activities reflected higher cash outflows, primarily due to higher debt repayments in Q2 2005 compared to Q2 2004.

Ahold Group

Net sales per segment
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                Q2 2005          Q2 2004          % change

Stop & Shop/Giant-Landover Arena                  3,090            3,042              1.6%
Giant-Carlisle/Tops Arena                         1,191            1,238             (3.8%)
Albert Heijn Arena                                1,527            1,455              4.9%
Central Europe Arena                                412              404              2.0%
Schuitema                                           735              730              0.7%
-------------------------------------------------------------------------------------------
Total retail                                      6,955            6,869              1.3%


U.S. Foodservice                                  3,492            3,673             (4.9%)


Ahold Group                                      10,447           10,542             (0.9%)
-------------------------------------------------------------------------------------------


Net sales growth excluding currency impact          0.5%
-------------------------------------------------------------------------------------------

 Summary per segment

Net sales per segment
Net sales from discontinued operations are excluded from consolidated net sales retroactively, and are consequently not included in the net sales per segment.

o Stop & Shop/Giant-Landover Arena net sales increased by 1.6%. Net sales in U.S. dollars increased by 4.0% compared to Q2 2004. Net sales in the second quarter of 2005 included USD 23.5 million of net sales from the American Sales Company to BI-LO and Bruno's, which prior to their divestment in the first quarter of 2005, were eliminated as intercompany sales. Excluding this USD 23.5 million net sales would have increased by 3.4% versus Q2 2004.
o Giant-Carlisle/Tops Arena net sales decreased by 3.8%. Net sales in U.S. dollars decreased by 1.6% compared to Q2 2004. Consistent with the prior quarter, our market share in our Giant-Carlisle areas continued to develop positively, due to our customer loyalty programs together with effective pricing and promotional activities. Net sales in our Tops areas declined primarily as a result of the divestment of our convenience stores and other store closures.
o Albert Heijn Arena net sales increased by 4.9%. Albert Heijn net sales increased by 5.5% mainly driven by higher volumes.
o Net sales growth at our Central Europe Arena was 2.0%. Net sales excluding currency impact decreased by 5.6%.
o    Schuitema net sales increased by 0.7%.
o Net sales at U.S. Foodservice decreased by 4.9% due to a lower USD/EUR exchange rate. Net sales in U.S. dollars decreased by 2.7%. The impact of the company's decision to exit certain business was approximately 3% in the second quarter.

Ahold Group

Operating income (loss) per segment
-------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
                                                Q2 2005          Q2 2004          % change

Stop & Shop/Giant-Landover Arena                    150              164            (8.5%)
Giant-Carlisle/Tops Arena                            44               40            10.0%
Albert Heijn Arena                                   67               67             0.0%
Central Europe Arena                                 (2)              (9)           77.8%
Schuitema                                            13               18           (27.8%)
-------------------------------------------------------------------------------------------
Total retail                                        272              280            (2.9%)


U.S. Foodservice                                     35               32             9.4%


Group Support Office                                (59)             (95)           37.9%

Ahold Group                                         248              217            14.3%
-------------------------------------------------------------------------------------------

Summary per segment

Operating income (loss) per segment

Operating income (loss) from discontinued operations is excluded from consolidated operating income (loss) retroactively, and is consequently not included in the operating income (loss) per segment.
o Stop & Shop/Giant-Landover Arena operating income decreased by 8.5%. Operating income in U.S. dollars decreased by 6.5%. Our Stop & Shop/Giant-Landover Arena recorded lower operating income primarily as a result of a lower gross margin and restructuring provision of USD 20 million related to the Giant-Landover supply chain and store closures. Q2 2004 included USD 14 million of costs for the Stop & Shop/Giant-Landover integration and impairment charges in a supporting company.
o Giant-Carlisle/Tops Arena operating income increased by 10.0%. Operating income in U.S. dollars increased by 12.5% compared to Q2 2004, mainly because of a favorable impact of gains on the disposal of tangible fixed assets of USD 15 million and higher gross margins, partly offset by higher operating expenses.
o Albert Heijn Arena operating income remained flat compared to the same quarter last year.
o Operating loss at our Central Europe Arena totaled EUR 2 million, an improvement of EUR 7 million. Operating loss was positively impacted by a gain on the sale of real estate, partially offset by an impairment (net impact EUR 12 million).
o Schuitema operating income decreased mainly as result of lower gross margins.
o Despite a lower USD/EUR exchange rate operating income of U.S. Foodservice improved, primarily driven by an increase in gross margin, which was partially offset by increases in fuel costs as well as higher costs related to facility and organizational improvements and systems integrations.
o Operating expenses at the Group Support Office (GSO) were lower, mainly due to the net settlement in Q2 2004 related to the AIG insurance policy of EUR 44 million.

Stop & Shop/Giant-Landover Arena

Stop & Shop/Giant-Landover Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q2 2005        Q2 2004      % change

Net sales                                3,823          3,676        4.0%

Identical sales growth                   (0.9%)

Comparable sales growth                  (0.4%)

Operating income                           186            199       (6.5%)

Operating income as % of net sales        4.9%           5.4%       (0.5%-pt)

Number of stores                           567            546        3.8%

[GRAPHIC OMITTED]
[BAR GRAPH]
--------------------------------------------------------------------------------------------------------
                                           Q2 2004     Q3 2004     Q4 2004        Q1 2005        Q2 2005

Net sales                                    3,676       3,564       4,058          5,030          3,823
Operating income as % of net sales           5.41%       3.72%       5.23%          6.11%          4.86%
--------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o Stop & Shop and Giant-Landover operate in a continuing challenging environment. Ongoing promotional activities and increased costs of perishable commodities, which were not fully passed on to our customers, are having a negative impact on the gross margin.
o Market share at the Stop & Shop/Giant-Landover Arena developed positively, principally as a result of favorable market share development of Stop & Shop.
o The Arena opened three stores including two new prototype stores on Staten Island (NY) and a replacement for an outdated facility in Washington DC. Five remodels in the Stop & Shop trading area were also completed. Additionally, a plan is in place for Giant-Landover to accelerate its store upgrade program over the next two years. This phase of the program consists of 18 store replacements/remodels.
o The restructuring of the Giant-Landover supply chain and the closing of four Super G stores resulted in a USD 20 million restructuring provision in Q2 2005.
o In August and September, eight Giant-Landover stores in New Jersey will be transferred from the Super G banner to the Stop & Shop banner as part of the Giant-Landover restructuring.
o Our business in the Metro/New York market continues to grow, and represents further opportunity.

Net sales
o Q2 2005 net sales increased by 4.0% versus Q2 2004. Net sales in the second quarter of 2005 included USD 23.5 million of net sales from the American Sales Company to BI-LO and Bruno's, which prior to their divestment in the first quarter of 2005, were eliminated as intercompany sales. Excluding this USD 23.5 million, net sales would have increased by 3.4% versus Q2 2004.
o Identical sales at Stop & Shop increased by 0.8%, an increase of 1.0 percentage points over the previous quarter, while identical sales at Giant-Landover declined by 4.7% compared to Q2 2004, primarily because of competitive pressure.
o Comparable sales at Stop & Shop increased by 1.3%, while comparable sales at Giant-Landover declined by 4.1%.
o Peapod continues to show strong net sales growth resulting from increased customer counts, higher average basket sizes and increased order counts.

Operating income
o In Q2 2005 the Arena's gross margin decreased compared to Q2 2004 primarily as a result of higher perishable commodity costs not fully passed on to our customers and continuing promotional activities.
o Q2 2005 operating expenses as a percentage of net sales were lower than Q2 2004 primarily as a result of a continuing reduction in administrative expenses. This impact was partly offset by the restructuring costs for Giant-Landover (USD 20 million) and higher costs for utilities and insurance costs. Q2 2004 included USD 14 million in integration expenses.
o Q2 2005 included non-current asset impairment charges of USD 5 million (Q2 2004: USD 22 million) and no gains or losses on the sale of real estate (Q2 2004: gain of USD 4 million).
o Q2 2005 operating income was USD 13 million lower resulting primarily from the lower gross margin.

Giant-Carlisle/Tops Arena

Giant-Carlisle/Tops Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                      Q2 2005       Q2 2004      % change

Net sales                               1,472         1,496         (1.6%)

Identical sales growth                  (0.1%)

Comparable sales growth                  0.9%

Operating income                           54            48         12.5%

Operating income as % of net sales       3.7%          3.2%          0.5%-pt

Number of stores                          275           480        (42.7%)


[GRAPHIC OMITTED]
[BAR GRAPH]
------------------------------------------------------------------------------------------------------
                                        Q2 2004     Q3 2004     Q4 2004         Q1 2005        Q2 2005

Net sales                                 1,496       1,396       1,672           1,949          1,472
Operating income as % of net sales        3.20%      -0.15%       1.73%           2.68%          3.70%
------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o Market share at Giant-Carlisle continued to develop positively, while market share at Tops declined, primarily as a result of eight store closures so far this year.
o Giant-Carlisle continued to execute its go-to-market strategy. It grew average basket size as a result of customer loyalty programs together with effective pricing and promotional activities. In addition, one new store was opened and one was relocated in the second quarter of 2005.
o The Giant/Carlisle/Tops Arena successfully completed the sale of its chain of 198 Wilson Farms and Sugarcreek convenience stores.
o The core market of Tops is being redefined in order to develop our long-range plans. A plan has been announced to sell 31 Tops stores in 2005 and 2006 in the New York State area.
o Furthermore store productivity was improved at Tops by various initiatives, such as case-ready meat and outsourced bakery departments in Northeast Ohio, prepackaged seafood, and the expanded use of self-checkout systems.

Net sales
o Net sales at our Giant-Carlisle/Tops Arena in the second quarter of 2005 decreased by 1.6%. Excluding the 198 convenience stores which were divested during the second quarter, the net sales would have been at the same level as last year.
o Identical sales at Giant-Carlisle increased by 3.6% mainly due to consistent growth in net sales per customer, driven by successful customer loyalty programs and effective pricing within a very competitive market. Identical sales at Tops declined by 4.1% mostly impacted by a lower identical customer count, especially in the Northeast Ohio region.
o Comparable sales at Giant-Carlisle increased by 4.6%, while comparable sales at Tops declined by 2.9%.

Operating income
o Consistent with the first quarter of 2005, gross margin percentage improved as a result of continuous improvement in mix, merchandising and operational efficiencies.
o The operating expenses in Q2 2005 as a percentage of net sales were higher than Q2 2004, mainly due to higher IT and consulting costs, partly offset by improvements in store productivity.
o Operating income in Q2 2005 was favorably impacted by gains on the disposal of tangible fixed assets of USD 15 million and higher gross margins, partly offset by higher operating expenses. Furthermore, both quarters included fixed asset impairment charges of USD 3 million.

Albert Heijn Arena

Albert Heijn Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                      Q2 2005     Q2 2004     % change

Net sales                               1,527       1,455          4.9%

Identical sales growth                   4.2%

Comparable sales growth                  4.6%

Operating income                           67          67          0.0%

Operating income as % of net sales       4.4%        4.6%         (0.2%-pt)

Number of stores                        1,628       1,621          0.4%

[GRAPHIC OMITTED]
[BAR GRAPH]
------------------------------------------------------------------------------------------------------------
                                             Q2 2004     Q3 2004     Q4 2004         Q1 2005         Q2 2005

Net sales                                      1,455       1,411       1,629           2,003           1,527
Operating income as % of net sales             4.60%       5.60%       5.11%           4.49%           4.37%
------------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o Albert Heijn delivered strong net sales growth in Q2 2005, resulting from ongoing execution of its value repositioning strategy.
o A recent market survey ranked Albert Heijn's pricing, quality and service higher than ever in terms of customer appreciation.
o An increasing number of customer visits resulted in substantially higher volumes in a market that showed a slight decline caused by deflating price levels.
o As a result of a strict cost control Albert Heijn's cost base remained stable even taking the higher sales levels into account.
o The Dutch drugstore market is rapidly declining in total sales while competition is fierce. During Q2 2005 Etos launched a renewed commercial strategy, focused on competitive pricing and, at the same time, strengthened quality and service.
o During the second quarter of 2005 Albert Heijn opened one store, remodeled eight stores and relocated four stores.

Net sales
o Net sales in the Albert Heijn Arena in the second quarter of 2005 increased by 4.9%.
o    Albert Heijn net sales increased by 5.5% to EUR 1.4 billion (Q2 2004: EUR
     1.3 billion) driven by strong identical sales, as a result of the repositioning program.
o Identical sales at Albert Heijn increased by 4.8% as a result of substantially higher volumes in a deflationary market. The growth in identical customer count remained strong and favorable.
o    Etos net sales were 1.4% lower than last year.

Operating income
o Operating income for the Arena in the second quarter of 2005 remained flat compared to the same quarter last year.
o Albert Heijn operating income developed favorably mainly as result of the strong sales growth.
o As a result of lower prices at Albert Heijn gross margin declined compared to the same quarter last year.
o Improved operating income was achieved on the back of strong identical sales, an improved cost base as a percentage of net sales and lower impairment charges.
o Operating income was negatively influenced by higher pension costs (EUR 4 million) as compared to Q2 2004.
o Compared to Q2 2004, operating income for Q2 2005 was positively impacted by higher real estate gains (EUR 2 million) and lower fixed assets impairment charges (EUR 4 million).

Central Europe Arena

Central Europe Arena - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                    Q2 2005           Q2 2004     % change

Net sales                               412               404         2.0%

Identical sales growth                (5.1%)

Comparable sales growth               (5.1%)

Operating loss                           (2)               (9)       77.8%

Operating loss as % of net sales       (0.6%)           (2.3%)        1.7%-pt

Number of stores                        439               432         1.6%

[GRAPHIC OMITTED]
[BAR GRAPH]
-------------------------------------------------------------------------------------------------------
                                        Q2 2004    Q3 2004     Q4 2004         Q1 2005         Q2 2005

Net sales                                    404        423         501             406             412

Operating loss as % of net sales          -2.25%     -7.48%       1.57%          -3.00%          -0.55%
-------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o On August 1, 2005, agreement was reached with Julius Meinl to acquire up to 67 Julius Meinl supermarkets in the Czech Republic. These supermarkets are expected to become operational under the Albert banner as of October 1, 2005.
o Since Q2 2004, the Central Europe Arena has opened 30 new stores, closed 10 unprofitable small stores and sold 13 large Polish hypermarkets.

Net sales
o Net sales in the Central Europe Arena in the second quarter of 2005 increased by 2.0%. Net sales, excluding currency impact, decreased by 5.6%. Excluding the divested Polish hypermarkets, net sales growth, excluding currency impact, would have been 4.0%.
o Identical sales for the Central Europe Arena declined by 5.1% due to a substantially lower average basket size, which was partly offset by more customers. The lower average basket size was a result of fierce price competition and a strong customer focus on discounted articles.

Operating loss
o Despite fierce price competition in Central Europe, the gross margin increased primarily as a result of more centralized sourcing.
o The operating expenses in Q2 2005 as a percentage of net sales were higher than Q2 2004 due to lower cost leverage caused by the decline in identical sales, project costs related to the start-up of a new accounting center and compliance with Sarbanes-Oxley requirements, and incidental costs concerning sales of real estate. Operating loss was positively impacted by a gain on real estate, partly offset by an impairment loss (net impact EUR 12 million).

Schuitema

Schuitema - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                         Q2 2005        Q2 2004     % change
Net sales                                    735            730         0.7%
Operating income                              13             18       (27.8%)
Operating income as % of net sales           1.8%           2.4%       (0.6%-pt)
Number of stores                             471            476        (1.1%)


[GRAPHIC OMITTED]
[BAR GRAPH]
------------------------------------------------------------------------------------------------------------
                                             Q2 2004     Q3 2004     Q4 2004         Q1 2005         Q2 2005

Net sales                                        730         702         806             942             735
Operating income as % of net sales             2.44%       0.47%       2.06%           2.86%           1.83%
------------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o Schuitema was able to increase its sales in a competitive market environment characterized by lower consumer prices and a declining Dutch food retail market as a whole.
o Despite the difficult market conditions, Schuitema was able to increase market share.
o    Schuitema has increased expenditure to support its commercial activities.
o Schuitema refinanced its short-term and long-term debt resulting in a lower level of short-term debt and an increase in its long-term debt position.
o In the first half year of 2005 Schuitema opened one store, closed one store and remodeled 17 stores.

Net sales
o Net sales at Schuitema in the second quarter of 2005 increased by 0.7% to EUR 735 million (Q2 2004: EUR 730 million).
o In a deflationary market, Schuitema was able to increase net sales, mainly driven by higher volumes.

Operating income
o    Operating income decreased mainly as result of lower gross margins.
o Increased expenditure for commercial activities was compensated by further cost savings in logistics.
o Operating income included impairment charges of EUR 4 million (Q2 2004: EUR 1 million).

U.S. Foodservice

U.S. Foodservice - highlights for the quarter
--------------------------------------------------------------------------------
in millions of USD unless otherwise stated

                                       Q2 2005     Q2 2004   % change

Net sales                                4,319       4,438       (2.7%)

Operating income                            43          39       10.3%

Operating income as % of net sales        1.0%        0.9%        0.1%-pt


[GRAPHIC OMITTED]
[BAR GRAPH]
----------------------------------------------------------------------------------------------------------------
                                                    Q2 2004     Q3 2004     Q4 2004       Q1 2005        Q2 2005

Net sales                                             4,438       4,384       4,483         5,592          4,319
Operating income as % of net sales                    0.87%       0.63%       0.59%         0.39%          0.99%
----------------------------------------------------------------------------------------------------------------

Analysis

Business highlights
o U.S. Foodservice continues to focus on driving the business towards achievement of its long-term financial goals.
o    In November 2005, the company will announce its strategic plan.
o In Q2 2005 U.S. Foodservice made solid progress on business initiatives focused on improving its gross margin. The company continued its systematic category review process aimed at negotiating the best supply terms and continued working on the rationalization of its product portfolio. Further, the company continued to improve street selling strategies focused on enhancing the sales mix.
o In August U.S. Foodservice announced that it had reached agreement to sell the Sofco division, a specialty distributor of non-food supplies; this transaction closed on September 3, 2005.

Net sales
o Net sales decreased by 2.7% compared to the second quarter of 2004 driven primarily by the company's decision to exit certain business (for the second quarter, the impact of business exits on net sales was approximately 3.0%). Food inflation had a minimal impact on net sales.

Operating income
o Operating income improved by USD 4 million over Q2 2004 and by USD 21 million over Q1 2005. The improvement was primarily driven by a higher gross margin, which was partially offset by increases in certain operating expenses.
o In the second quarter, U.S. Foodservice experienced stable sales at independent "street" restaurants, despite a challenging macroeconomic environment.
o Half year 2005 gross margin improved by approximately 100 basis points compared to full year 2003, which is roughly two-thirds of the planned improvement during the Road to Recovery.
o Operating expenses in Q2 2005 were unfavorably impacted by higher fuel costs, adding approximately 14 basis points as a percentage of net sales compared to Q2 2004. Q2 2005 was also impacted by higher consultancy costs, mainly related to system integrations and facility and organizational improvements.
o Half year 2005 operating expenses decreased by approximately 10 basis points compared to full year 2003, reflecting the positive impact from various operational improvements initiated to contribute to future profit growth.

ICA - unconsolidated-joint venture

ICA - highlights for the quarter
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

This table reflects 100% ICA amounts, Ahold currently holds a 60% share in ICA AB.

                Q2 2005          Q2 2004            % change

Net sales         1,944            1,981               (1.9%)

Net income           18               32              (43.8%)



[GRAPHIC OMITTED]
[BAR GRAPH]
---------------------------------------------------------------------------------------------
                                Q2 2004    Q3 2004     Q4 2004         Q1 2005        Q2 2005

Net sales                         1,981      1,856       2,108           1,828          1,944
---------------------------------------------------------------------------------------------

Analysis

Business highlights
o A simplified and integrated organizational structure was implemented on June 1, 2005. Staff and cost reductions are proceeding according to plan and will continue during 2005-06.
o The price reduction program in Sweden, introduced in March, has resulted in volume growth above market growth every month thereafter.
o ICA Norway implemented a price reduction program at RIMI stores in May and reduced the price gap with competitors.
o RIMI Baltics, the joint venture with the Finnish retailer Kesko, reported continuing strong net sales performance in a fast-growing market.
o During the first half year of 2005, five new stores were opened in Sweden and three new stores were opened in Norway.

Net sales

o Net sales decreased by 1.3% to SEK 17.9 billion (Q2 2004: SEK 18.1 billion). Excluding the impact of the deconsolidation of the joint venture in the Baltics and the divestment of the Danish operations, net sales would have increased by 5.7%.
o    Net sales grew strongly at ICA Sweden driven by increased volumes.
o Net sales in Norway declined compared to the same quarter last year mainly due to a reduced number of stores (conversion to franchise stores) and strong competition.
o ICA Meny net sales continued to increase compared to last year as a result of new customers.

Net income
o Operating results at ICA were positively impacted by the deconsolidation of the joint venture in the Baltics and the divested Danish operations, offsetting lower income from disposals of real estate.
o In Sweden, operating income was negatively affected by the timing of savings and costs following the price reduction program.

o Operating income in Norway was more in line with the same quarter last year and picked up after a weak first quarter due to ongoing successful cost reduction programs.

o Positive sales development at ICA Meny led to favorable sales leverage, the main driver of operating income improvement.

o At ICA Banken, more customer card applications and holders, and tight cost control, resulted in a strongly reduced operating loss.

o Net income at ICA was positively impacted by reduced tax expenses. Net income would have been higher in Q2 2005 than in Q2 2004 without the gain on the divested joint venture Statoil Detaljhandel, that was included in the second quarter of 2004.

Condensed Consolidated Statements of Operations (Q2)

in millions of EUR except per share data or if         IFRS         IFRS        Reclass          IFRS     Dutch GAAP     % change
otherwise stated                                    Q2 2005      Q2 2004   discontinued    adjustment        Q2 2004        under
                                                                             operations                                      IFRS

Net sales                                          10,447        10,542         (1,788)          13         12,317          (0.9%)
Cost of sales                                      (8,295)       (8,384)         1,360            -         (9,744)          1.1%
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                        2,152         2,158           (428)          13          2,573          (0.3%)

Operating expenses
Selling expenses                                   (1,528)       (1,498)           324           23         (1,845)         (2.0%)
General and administrative expenses                  (356)         (379)            65            2           (446)          6.1%
Intangible asset amortization                         (34)          (37)             -           37            (74)          8.1%
Impairment of intangible and tangible fixed
assets                                                (12)          (26)            21           (3)           (44)         53.8%
Gain on disposal of tangible fixed assets              26            (1)            (3)          (3)             5
Net gain (loss) on divestments                          -             -              -            -              -           0.0%
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           (1,904)       (1,941)           407           56         (2,404)          1.9%
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                               248           217            (21)          69            169          14.3%

Financial expense, net
Interest income                                        20            17              -            -             17          17.6%
Interest expense                                     (157)         (197)            14          (28)          (183)         20.3%
Gain (loss) on foreign exchange                        20            (3)             -            -             (3)        766.7%
Other financial income and expense                      -           (80)             -          (80)             -         100.0%
----------------------------------------------------------------------------------------------------------------------------------
Net financial expense                                (117)         (263)            14         (108)          (169)         55.5%

----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     131           (46)            (7)         (39)             -         384.8%

Income taxes                                          (18)          (25)             8          (22)           (11)         28.0%
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) after income taxes                      113           (71)             1          (61)           (11)        259.2%

Share in income (loss) of joint ventures and
equity investees                                       26            48              -            1             47         (45.8%)
Minority interest                                     (11)           (4)             -            -             (4)       (175.0%)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations          128           (27)             1          (60)            32         574.1%

Income (loss) from discontinued operations              2            (1)            (1)           -              -         300.0%
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     130           (28)             -          (60)            32         564.3%
----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share (in EUR)
-basic                                               0.08         (0.02)
Net income (loss) per common share (in EUR)
-diluted                                             0.08         (0.02)
Weighted average number of common shares
outstanding (x 1,000)
-basic                                          1,554,366     1,552,610
Weighted average, number of common shares
outstanding (x 1,000)
-diluted                                        1,555,091     1,552,610

Average USD exchange rate (Euro per U.S.
dollar)                                            0.8085       0.8277

Condensed Consolidated Statements of Operations (Half year)

in millions of EUR except per share data or if         IFRS         IFRS        Reclass          IFRS     Dutch GAAP     % change
otherwise stated                                 First half   First half   discontinued    adjustment     First half        under
                                                    of 2005      of 2004     operations                      of 2004         IFRS

Net sales                                          23,415        23,634         (4,066)          13         27,687          (0.9%)
Cost of sales                                     (18,576)      (18,800)         3,104            2        (21,906)          1.2%
----------------------------------------------------------------------------------------------------------------------------------
Gross profit                                        4,839         4,834           (962)          15          5,781           0.1%

Operating expenses
Selling expenses                                   (3,427)       (3,369)           752           38         (4,159)         (1.7%)
General and administrative expenses                  (753)         (778)           155           (3)          (930)          3.2%
Intangible asset amortization                         (77)          (80)             5           84           (169)          3.8%
Impairment of intangible and tangible fixed
assets                                                (24)          (34)            22           (8)           (48)         29.4%
Gain on disposal of tangible fixed assets              36            (6)            (2)          (3)            (1)        700.0%
Net gain (loss) on divestments                          -             -            (80)         530           (450)          0.0%
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                           (4,245)       (4,267)           852          638         (5,757)          0.5%
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                      594           567           (110)         653             24           4.8%

Financial expense, net
Interest income                                        49            37             (3)           -             40          32.4%
Interest expense                                     (379)         (432)            37          (40)          (429)         12.3%
Gain (loss) on foreign exchange                         1             2              -            -              2         (50.0%)
Other financial income and expense                      -            61              -           61              -        (100.0%)
----------------------------------------------------------------------------------------------------------------------------------
Net financial expense                                (329)         (332)            34           21           (387)          0.9%

----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                     265           235            (76)         674           (363)         12.8%

Income taxes                                          (53)          (95)             8          (34)           (69)         44.2%
----------------------------------------------------------------------------------------------------------------------------------
Income (loss) after income taxes                      212           140            (68)         640           (432)         51.4%

Share in income (loss) of joint ventures and
equity investees                                       56            71              -            3             68         (21.1%)
Minority interest                                     (16)           (9)             -            -             (9)        (77.8%)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) from continuing operations          252           202            (68)         643           (373)         24.8%

Income (loss) from discontinued operations             12            68             68            -              -         (82.4%)
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                     264           270              -          643           (373)         (2.2%)
----------------------------------------------------------------------------------------------------------------------------------

Net income (loss) per common share (in EUR)
-basic                                               0.17          0.17
Net income (loss) per common share (in EUR)
-diluted                                             0.17          0.17
Weighted average number of common shares
outstanding (x 1,000)
-basic                                          1,554,308     1,552,606
Weighted average number of common shares
outstanding (x 1,000)
-diluted                                        1,555,187     1,553,660

Average USD exchange rate (Euro per U.S.
dollar)                                            0.7837       0.8148

Condensed Consolidated Balance Sheets

in millions of EUR unless otherwise stated                                IFRS                IFRS                 IFRS
                                                                 July 17, 2005      April 24, 2005      January 2, 2005

ASSETS
Non-current assets
Intangible assets
     Goodwill                                                            2,189               2,014                1,942
     Other intangible assets                                               529                 510                  486
-----------------------------------------------------------------------------------------------------------------------
Total intangible assets                                                  2,718               2,524                2,428

Tangible fixed assets                                                    7,593               7,131                6,972

Financial assets
     Investment in joint ventures and equity investees                     832                 844                  828
     Deferred tax assets                                                   755                 724                  629
     Other financial assets                                                515                 614                  762
-----------------------------------------------------------------------------------------------------------------------
Total financial assets                                                   2,102               2,182                2,219

Total non-current assets                                                12,413              11,837               11,619

Current assets
     Inventory                                                           2,234               2,186                2,185
     Accounts receivable                                                 2,127               2,026                2,164
     Other current assets                                                  168                 595                  641
     Cash and cash equivalents                                           3,107               3,947                3,204
     Assets held for sale                                                  377                 305                1,583
-----------------------------------------------------------------------------------------------------------------------
Total current assets                                                     8,013               9,059                9,777

TOTAL ASSETS                                                            20,426              20,896               21,396
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND EQUITY

Group equity                                                             4,730               4,247                3,961

Provisions
     Pensions and other retirement benefits                                713                 665                  747
     Deferred tax liability                                                145                 185                   69
     Restructuring provisions                                               24                  24                   37
     Other provisions                                                      880                 806                  659
-----------------------------------------------------------------------------------------------------------------------
Total provisions                                                         1,762               1,680                1,512

Non-current liabilities
     Loans                                                               5,592               5,416                5,360
     Finance lease liabilities                                           1,708               1,592                1,538
     Cumulative preferred financing shares                                 666                 666                  666
     Other non-current liabilities                                         366                 338                  357
-----------------------------------------------------------------------------------------------------------------------
Total non-current liabilities                                            8,332               8,012                7,921

Current liabilities
     Short-term borrowings and current portion of loans
     and finance lease liabilities                                       1,002               2,505                2,478
     Income tax payable                                                    142                 103                  295
     Payroll taxes, social security and VAT                                184                 213                  173
     Accounts payable                                                    2,864               2,605                2,743
     Other current liabilities                                           1,255               1,383                1,407
     Liabilities related to assets held for sale                           155                 148                  906
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                5,602               6,957                8,002

TOTAL LIABILITIES AND EQUITY                                            20,426              20,896               21,396
-----------------------------------------------------------------------------------------------------------------------

End of period USD exchange rate (Euro per U.S. dollar)                  0.8309              0.7653               0.7375

Condensed Consolidated Statements of Group equity

in millions of EUR unless otherwise stated                                        First half of         First half of
                                                                                           2005                  2004

Shareholders' equity opening balance                                                      3,898                3,284
     Minority interest opening balance                                                       63                   67
Group equity opening balance                                                              3,961                3,351

     Net income (loss)                                                                      264                  270
     Fair value gains (losses) on financial instruments and cash flow hedges                (39)                   -
     Exercise of stock options                                                                3                    -
     Equity settled share-based payments                                                     12                   10
     Transfer cumulative translation difference of the divestments
       to the statement of operations ("CTA losses")                                         24                    1
     Exchange rate differences in foreign interests                                         514                   (1)
     Other reserves                                                                           -                    5
     Minority interest                                                                       (9)                   1
---------------------------------------------------------------------------------------------------------------------
Group equity closing balance                                                              4,730                3,637
---------------------------------------------------------------------------------------------------------------------

Condensed Consolidated Statements of Cash Flows*

in millions of EUR unless otherwise stated                                      Q2 2005    Q2 2004  First half of  First half of
                                                                                                             2005           2004

Cash flows from operating activities
Income (loss) before income taxes from continuing operations                       131        (45)           265            235
Income (loss) before income taxes from discontinued operations                       6          7             14             (4)
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes including discontinued operations                137        (38)           279            231

Adjustments for:
   Depreciation, amortization and impairments                                      224        287            525            631
   Gain on disposal of tangible fixed assets                                       (26)        (2)           (37)             4
   Gain (loss) on foreign exchange                                                 (43)         -            (47)             -
   Derivatives                                                                      24         80             44            (61)
--------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before changes in working capital                              316        327            764            805

Changes in working capital:
   Accounts receivable                                                              33        (59)            26             61
   Other current assets                                                             27         12             65            (22)
   Inventory                                                                        98         42            163            156
   Accounts payable                                                                113         56            (88)          (379)
   Current liabilities                                                            (220)      (153)          (311)          (168)
--------------------------------------------------------------------------------------------------------------------------------
Total changes in working capital                                                    51       (102)          (145)          (352)

Change in other non-current assets                                                  (2)         5             34             11
Change in other provisions                                                          21         17             33             17
Corporate income taxes paid                                                        (40)      (110)           (88)          (134)
Change in other non-current liabilities                                            (10)        14            (15)             4
--------------------------------------------------------------------------------------------------------------------------------
Net cash from operating activities                                                 336        151            583            351

Cash flows from investing activities
Purchase of intangible and tangible fixed assets                                  (342)      (303)          (560)          (552)
Divestments of intangible and tangible fixed assets                                111         37            156            138
Acquisition of consolidated subsidiaries                                             -          -              -             (9)
Investments in joint ventures and equity investees                                  (3)        (1)            (7)            (2)
Dividends from joint ventures and equity investees                                  45         40             67             56
Divestments of consolidated subsidiaries                                             1          -            676            380
Divestments of interests in joint ventures and equity investees                      6          4              6              5
Change in loans receivable                                                          16          3             25             26
--------------------------------------------------------------------------------------------------------------------------------
Net cash from investing activities                                                (166)      (220)           363             42

Cash flows from financing activities
Change in minority interest                                                        (19)         -            (26)            (8)
Changes in long-term debt                                                       (1,477)      (869)        (1,510)          (948)
Changes in derivatives                                                             364         (7)           369              1
Payments of finance lease liabilities                                              (39)       (26)           (64)           (49)
Change in short-term loans payable                                                  (3)       (15)            27             68
Other equity changes                                                                10         (1)            15              8
--------------------------------------------------------------------------------------------------------------------------------
Net cash from financing activities                                              (1,164)      (918)        (1,189)          (928)

Net cash from operating, investing and financing activities                       (994)      (987)          (243)          (535)

Cash and cash equivalents at beginning of the period of continuing operations    3,947      3,735          3,204          3,210
Cash and cash equivalents related to discontinued operations                         4         92             66            130
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of the period including discontinued
operations                                                                       3,951      3,827          3,270          3,340
Net cash from operating, investing and financing activities                       (994)      (987)          (243)          (535)
Cash from divested subsidiaries                                                      -          -            (61)           (13)
Effect of exchange rate differences on cash and cash equivalents                   159        (63)           150            (15)
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       3,116      2,777          3,116          2,777
--------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of the period of continuing operations          3,107      2,684          3,107          2,684
Cash and cash equivalents related to discontinued operations                         9         93              9             93
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                       3,116      2,777          3,116          2,777
--------------------------------------------------------------------------------------------------------------------------------

* Cash flow statements include cash flows from both continuing and discontinued operations. See notes to the consolidated interim financial statements for cash flow statements of discontinued operations.

Notes to the Consolidated Interim Financial Statements

Basis of presentation

From 2005 onwards, Koninklijke Ahold N.V. ("Ahold") is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. IFRS requires comparative information for one year in the annual report and consequently Ahold's transition date to IFRS is December 29, 2003, which was the start of fiscal year 2004.

The unaudited consolidated interim financial information included in this press release has been prepared in accordance with IFRS, as it is expected to be in force at year end 2005. IFRS is subject to ongoing review and endorsement by the European Union ("EU") and possible amendment by interpretative guidance from the International Accounting Standards Board ("IASB") and, therefore, may be subject to change before the 2005 year-end. All existing standards issued by the IASB are fully endorsed by the EU, except for IAS 39 "Financial Instruments:
Recognition and Measurement" ("IAS 39"). The EU has issued a revised version of IAS 39 and has endorsed this version rather than the full IASB standard. Ahold has applied the full IASB standard as of transition date. The EU changes to IAS 39 will not affect Ahold's financial reporting under IFRS.

A reconciliation of consolidated statements of operations, net income (loss) and group equity as previously reported under Dutch GAAP is provided within this press release. Further information on the conversion to IFRS, including significant changes in accounting policies as compared with our Annual Report 2004, can be found in Ahold's press release issued on May 17, 2005 and the IFRS Technical Conversion Memo on the Ahold website at www.ahold.com. Compared to the IFRS adjustments described in the IFRS Technical Conversion Memo certain minor changes were included in the reconciliations as included in this press release with the effect of reducing group equity at January 2, 2005 by EUR 2 million. These changes did not have an effect on net income for Q2 2004 and the first half of 2004.

IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). US GAAP information is not included in this press release. A reconciliation between IFRS and US GAAP will be included in Ahold's 2005 annual report.

Ahold's reporting calendar is based on 13 periods of 4 weeks. The fiscal year of Ahold's operations in Central Europe corresponds to the calendar year and ends on December 31. The quarters that these entities used for interim financial reporting end on March 31, June 30 and September 30.

The first two quarters reported in this interim financial report consist of 7 periods of 4 weeks (28 weeks). U.S. Foodservice's reporting calendar is based on 4 quarters each consisting of 3 periods of respectively 5, 4 and 4 weeks (13 weeks). The difference between the first two quarters reported by U.S. Foodservice and the first two quarters included in this interim financial report is based on a proportionate part (2/5th) of reported results of U.S. Foodservice for its period 7, resulting in a consolidated first two quarters that contains the same number of days compared to the first two quarters of Ahold.

Changes in classification
As of Q2 2005 we report the changes in fair values of derivative instruments that do not qualify for hedge accounting treatment under gain (loss) on foreign exchange. This applies to the half year numbers as well. In Q1 2005, these were reported as other financial income and expense.

Segment reporting
Ahold operates in two business areas (retail and foodservice) that contain ten business segments, including Ahold's Group Support Office which is presented as a separate segment. The segments have been determined based on internal reporting practices and on how Ahold's management evaluates the performance of operations and allocates resources.

In the first quarter of 2005, Ahold revised its segment reporting as a result of the impact of its divestment program on its organizational structure. We have transferred our joint ventures JMR and ICA from Other Europe to Rest of World. In addition, we renamed those segments into Schuitema and Other retail, respectively. Prior period segment reporting presented for comparative purposes has been adjusted accordingly.

The accounting policies used for the segment reporting are the same as the accounting policies that we expect to use for the 2005 consolidated financial statements. Consequently, net sales and operating income from joint ventures and equity investees and discontinued operations are not included in the segmented financial information, since these are not included in the consolidated net sales and operating income of Ahold. Share in income (loss) from joint ventures and equity investees mainly relates to Ahold's share in income (loss) from joint ventures in the segment Other retail.

The following business segments are included in our segment reporting:

 ------------------------------------------------------------------------------------------------------------
 Retail                                                 Significant operations included in the business
                                                        segment
 ------------------------------------------------------------------------------------------------------------
Stop & Shop/Giant-Landover Arena                        Stop & Shop, Giant-Landover and Peapod
------------------------------------------------------------------------------------------------------------
Giant-Carlisle/Tops Arena                               Giant-Carlisle and Tops
------------------------------------------------------------------------------------------------------------
BI-LO/Bruno's Arena                                     BI-LO and Bruno's(1)
------------------------------------------------------------------------------------------------------------
Albert Heijn Arena                                      Albert Heijn, ETOS, Gall & Gall and Ahold Coffee
                                                        Company
------------------------------------------------------------------------------------------------------------
Central Europe Arena                                    Czech Republic, Poland and Slovakia
------------------------------------------------------------------------------------------------------------
Schuitema                                               Schuitema
------------------------------------------------------------------------------------------------------------
Other retail                                            Spain(2), Asia(3), South America(4) and the
                                                        unconsolidated joint ventures ICA (60%)(5), Jeronimo
                                                        Martins Retail ("JMR") (49%), Bodegas Williams &
                                                        Humbert S.A. ("W&H") (formerly known as Luis Paez)
                                                        (50%)(6) and Paiz Ahold S.A. (50%)
------------------------------------------------------------------------------------------------------------
Total retail
------------------------------------------------------------------------------------------------------------
Foodservice
------------------------------------------------------------------------------------------------------------
U.S. Foodservice                                         U.S. Foodservice
------------------------------------------------------------------------------------------------------------
Deli Xl                                                  Deli XL(7)
------------------------------------------------------------------------------------------------------------
Total foodservice
------------------------------------------------------------------------------------------------------------
Group Support Office                                     Corporate Staff (the Netherlands, Switzerland and
                                                         the U.S.)
------------------------------------------------------------------------------------------------------------
Ahold Group
------------------------------------------------------------------------------------------------------------

1.   Ahold sold BI-LO and Bruno's in January 2005.
2.   Ahold sold its Spanish operations in December 2004.
3.   Ahold sold the last of its operations in Asia in March 2004.
4.   Ahold sold its operations in South America, except that its transfer of the remaining approximately 15%
     of the shares of Disco has not been completed.
5.   Ahold increased its stake in ICA from 50% to 60% effective November 5, 2004.
6.   Ahold completed the sale of its 50% interest in W&H in May 2005.
7.   Ahold expects to close the sale of Deli XL in the third quarter of 2005.

Net sales per segment
----------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                 First half of          First half of                 % change
                                          2005                   2004
Stop & Shop/Giant-Landover               6,938                  6,912                     0.4%
Arena
Giant-Carlisle/Tops Arena                2,682                  2,779                    (3.5%)
Albert Heijn Arena                       3,530                  3,377                     4.5%
Central Europe Arena                       818                    758                     7.9%
Schuitema                                1,677                  1,673                     0.2%
-----------------------------------------------------------------------------------------------
Total Retail                            15,645                 15,499                     0.9%

U.S. Foodservice                         7,770                  8,135                    (4.5%)

Ahold Group                             23,415                 23,634                    (0.9%)
-----------------------------------------------------------------------------------------------

Operating income (loss) per segment
----------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                 First half of          First half of                 % change
                                          2005                   2004

Stop & Shop/Giant-Landover Arena           385                    419                    (8.1%)
Giant-Carlisle/Tops Arena                   84                     94                   (10.6%)
Albert Heijn Arena                         157                    155                     1.3%
Central Europe Arena                       (14)                   (30)                   53.3%
Schuitema                                   40                     47                   (14.9%)
-----------------------------------------------------------------------------------------------
Total Retail                               652                    685                    (4.8%)

U.S. Foodservice                            51                     11                   363.6%

Group Support Service                     (109)                  (129)                   15.5%

Ahold Group                                594                    567                     4.8%
-----------------------------------------------------------------------------------------------

Discontinued operations
Income (loss) from discontinued operations per segment, consisting of result on divestments and operational results from discontinued operations, is as follows:

Income (loss) from discontinued operations
---------------------------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

Business segments     Discontinued operations       Q2 2005            Q2 2004       First half of      First half of
                                                                                              2005               2004
Operational results from discontinued operations
BI-LO/Bruno's Arena   BI-LO and Bruno's                   -                 23                   5                 38
Other retail          Spain, Thailand,
                      Bompreco/Hipercard,
                      Disco and G.
                      Barbosa                             -                (27)                  4                (53)
----------------------------------------------------------------------------------------------------------------------
Total retail                                              -                 (4)                  9                (15)

Deli XL               Deli XL                             4                  3                   6                  3
----------------------------------------------------------------------------------------------------------------------
Total foodservice                                         4                  3                   6                  3

----------------------------------------------------------------------------------------------------------------------
Operational results from discontinued operations          4                 (1)                 15                (12)

Results on divestments
Other retail          Thailand,
                      Bompreco/Hipercard
                      and G. Barbosa                     (1)                 -                  (4)                80
BI-LO/Bruno's Arena   BI-LO and Bruno's                  (1)                 -                   1                  -
----------------------------------------------------------------------------------------------------------------------
Result on divestments                                    (2)                 -                  (3)                80

Income (loss) from discontinued operations                2                 (1)                 12                 68

The condensed statements of operations, major classes of assets and liabilities and condensed statements of cash flows related to discontinued operations are as follows:

Discontinued operations - Condensed statements of operations
--------------------------------------------------------------------------------
in millions EUR unless otherwise stated

                                         First half of            First half of
                                                  2005                     2004

Net sales                                          790                    4,066
Cost of sales                                     (664)                  (3,104)
--------------------------------------------------------------------------------
Gross Profit                                       126                      962

Total operating expenses                          (108)                    (932)
--------------------------------------------------------------------------------
Operating income (loss)                             18                       30

Net financial expense                               (4)                     (34)
--------------------------------------------------------------------------------
Income (loss) before income taxes                   14                       (4)

Income taxes                                         1                       (8)
--------------------------------------------------------------------------------
Net income                                          15                      (12)
--------------------------------------------------------------------------------


Discontinued operations - Condensed balance sheets
--------------------------------------------------------------------------------
in millions EUR unless otherwise stated

                                              July 17,                January 2,
                                                  2005                      2005

Total non-current assets                            75                       839
Total current assets                               151                       631
--------------------------------------------------------------------------------
Total assets                                       226                     1,470
Total provisions                                    12                       158
Total non-current liabilities                        2                       330
Total current liabilities                          128                       418
--------------------------------------------------------------------------------
Total liabilities                                  142                       906

Shareholders' equity and intercompany balances      84                       564


Discontinued operations - Condensed cash flow statements
--------------------------------------------------------------------------------
in millions EUR unless otherwise stated

                                         First half of             First half of
                                                  2005                      2004

Net cash from operating activities                 (14)                     (20)

Net cash from investing activities                  (7)                     (47)

Net cash from financing activities                  (6)                     (49)
--------------------------------------------------------------------------------
Net cash from operating, investing and
financing activities                               (27)                    (116)

Cash and cash equivalents at beginning
of the period                                       66                      130

Change in intercompany accounts                     31                       95

Cash from divested subsidiaries                    (61)                     (13)

Effect of exchange rate differences on
  cash and cash equivalents                          -                       (3)

--------------------------------------------------------------------------------
Cash and cash equivalents related to
  discontinued operations                            9                       93

In the first half year 2005, Ahold completed several divestments. The following table summarizes the cash received, net assets and accumulated foreign currency translation adjustments relating to these divestments. Any assets or liabilities of the divested companies that were not transferred to the buyer are excluded from the table below.

Accumulated foreign currency translation adjustments previously recorded directly in shareholders' equity as a result of the translation of the accounts of foreign subsidiaries are recognized in the statements of operations upon the disposal of the subsidiary. Upon transition to IFRS, as permitted by a one-time exemption, as set out in IFRS 1, Ahold set the cumulative translation adjustment reserve to zero for all investments in foreign subsidiaries, joint ventures and equity investees as of December 29, 2003. Consequently, reversals from shareholders' equity upon divestment consists of cumulative translation adjustments that arose after December 29, 2003.

The result on divestments, included in income from discontinued operations, is as follows:

Result on divestments
--------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                         First half of            First half of
                                                  2005                     2004

Cash received                                      676                      380
Cash from escrow (sale of shares in
  Disco in Q4 2004)                               (198)                       -
Receivable consideration                            66                        -
Net assets divested                               (523)                    (299)
Cumulative translation adjustments                 (24)                      (1)
--------------------------------------------------------------------------------
Result on divestments                               (3)                      80

Ahold did not divest any of its discontinued operations during Q2 2005. On July 15, 2005, Ahold announced that agreement has been reached with Bidvest Holding B.V. on the divestment of Deli XL. The value of the transaction amounts to approximately EUR 140 million, consisting of a cash consideration, debt repaid to Ahold as well as assumed debt. The transaction is subject to the fulfillment of customary closing conditions including competition authority clearance. The transaction is expected to close in the third quarter of this year. The divestments in Q1 2005 related to the following entities:

BI-LO/Bruno's (Business Segment Retail - BI-LO/Bruno's)
On January 31, 2005, Ahold completed the sale of BI-LO and Bruno's to an affiliate of the Lone Star Funds for total gross sales proceeds of up to USD 660 million. In connection with the sale, Ahold received USD 560 million in cash proceeds and a letter of credit for USD 100 million has been placed in escrow. BI-LO and Bruno's retained all of their debt obligations and other liabilities including capitalized lease obligations. Within 18 months of closing, Ahold will be entitled to receive the balance of the purchase price of up to USD 100 million, depending upon BI-LO and Bruno's achieving certain targets relating to dispositions of inventory, real estate and other assets.

G. Barbosa - (Business Segment Retail - Other retail)
In December 2004, Ahold agreed to sell G. Barbosa Comercial Ltda. ("G. Barbosa") to an affiliate of ACON Investments, a U.S.-based investment firm. G. Barbosa is a food retailer with 32 hypermarkets and supermarkets with a strong position in the states of Sergipe and Bahia in the North East of Brazil. G. Barbosa also operates its in-store credit card CrediHiper. The transaction closed on April 11, 2005. The divestment of G. Barbosa completed Ahold's divestiture program in Brazil.

During the first half year of 2005, other divestments occurred which did not relate to entities qualifying as discontinued operations. Consequently, recognized gains or losses for these divestments are included in net income
(loss) from continuing operations rather than in income (loss) from discontinued operations. These divestments included, but were not limited to the divestment of 13 Hypernova hypermarkets in Poland (Central Europe Arena) in Q1 2005 and the divestment of our 50% interest in Bodegas Williams & Humbert, S.A. (formerly known as Luis Paez, S.A.) and 198 convenience stores operating in the U.S. under the banners of Wilson Farms and Sugarcreek in Q2 2005.

ICA put option
In connection with the acquisition of its 50% interest in ICA in 2000, Ahold granted a put option to its joint venture partners. Under IFRS, the fair value of the ICA put option is recognized as a separate liability. In Q1, Q2 and Q3 2004 the fair value of the ICA put option was remeasured, through other financial income under IFRS. In Q4 2004, the put option was settled (pursuant to which a 20% ICA shareholding was obtained from Canica) or waived (with respect to ICA Forbundet, although Ahold did reach agreement to sell a 10% ICA shareholding to ICA Forbundet). Net income for the second quarter 2004 and first half year 2004 were impacted by a loss of EUR 80 million and a gain of EUR 61 million, respectively, resulting from the fair value remeasurement of the ICA put option.

Credit facility
On May 18, 2005, Ahold signed a new credit facility with a syndicate of 15 banks. The five-year EUR 2 billion unsecured syndicated multi-currency facility will be used for general corporate purposes and for the issuance of letters of credit. The facility is subject to a leverage covenant, which falls away when the corporate rating is BBB/Baa2 or better. Ahold terminated the three-year revolving December 2003 credit facility on February 15, 2005.

Subsequent events
On August 1, 2005, Ahold announced that it had reached agreement with Julius Meinl, a.s. to acquire up to 67 Julius Meinl supermarkets in the Czech Republic. This acquisition will increase Ahold's storecount in the Czech Republic to about 300 and in Central Europe to approximately 520. Completion of this asset transaction is subject to certain closing conditions including anti-trust approval and is expected in the second half of 2005. Ahold will not only acquire Julius Meinl's store related assets in the Czech Republic but will also offer employment to the associates involved. In addition, Ahold will assume store-related stock and existing lease agreements.


U.S. Foodservice announced on August 2, 2005 that an agreement had been reached for the sale of its New York based Sofco division to Bunzl Distribution Midcentral, Inc. Sofco is a specialty distributor of janitorial/sanitary, industrial packaging, and paper products, as well as non-food foodservice supplies, in the Northeastem United States. The transaction closed on September 3, 2005.

On September 6, 2005, Ahold announced that the Court of First Instance in the Netherlands Antilles in its judgment of September 5, 2005 dismissed all claims filed by the public companies Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercialization SA (together "D&S") against Disco Ahold International Holdings N.V. ("DAIH"). D&S initiated civil proceedings against DAIH in connection with Disco's acquisition in 2000 of Supermercados Ekono S.A., which owned supermarkets in Buenos Aires, Argentina. D&S sought approximately USD 47.5 million plus interest. Once we have been able to fully consider the consequences of this judgment, we will reassess the accounting treatment of the existing provision in connection with this litigation.

Table A - Impairment of intangible and tangible fixed assets

in millions of EUR unless otherwise stated                          Q2 2005      Q2 2004  First half of  First half of
                                                                                                   2005           2004

Stop & Shop/Giant-Landover Arena                                        (4)         (18)            (5)           (19)
Giant-Carlisle/Tops Arena                                               (2)          (2)            (2)            (4)
Albert Heijn Arena                                                      (1)          (5)            (3)            (6)
Central Europe Arena                                                    (1)           -             (3)             -
Schuitema                                                               (4)          (1)           (10)            (5)
----------------------------------------------------------------------------------------------------------------------
Total retail                                                           (12)         (26)           (23)           (34)

U.S. Foodservice                                                         -            -              -              -

Group Support Office                                                     -            -             (1)             -

Ahold Group                                                            (12)         (26)           (24)            (34)
----------------------------------------------------------------------------------------------------------------------

Table B - Gain (loss) on disposal of tangible fixed assets

in millions of EUR unless otherwise stated                          Q2 2005      Q2 2004  First half of  First half of
                                                                                                   2005           2004

Stop & Shop/Giant-Landover Arena                                         -            3              -             (1)
Giant-Carlisle/Tops Arena                                               13           (2)            13             (3)
Albert Heijn Arena                                                       -            1              1              -
Central Europe Arena                                                    13            -             20              -
Schuitema                                                               (1)          (3)             -             (2)
----------------------------------------------------------------------------------------------------------------------
Total retail                                                            25           (1)            34             (6)

U.S. Foodservice                                                         1            -              2              -

Group Support Office                                                     -            -              -              -

Ahold Group                                                             26           (1)            36             (6)
----------------------------------------------------------------------------------------------------------------------

Table C - Quarterly net sales and trends

net sales in millions of EUR unless otherwise stated                   Q2 2005       Q1 2005     Q4 2004       Q3 2004     Q2 2004
                                                                    (12 weeks)    (16 weeks)  (13 weeks)    (12 weeks)  (12 weeks)

Ahold Group                                                EUR
Net sales                                                              10,447        12,968       10,794       10,181       10,542
Net sales growth versus last year Q (%)                                 (0.9%)        (0.9%)
Number of stores                                                        3,380         3,577        3,587        3,560        3,555

Stop & Shop/Giant-Landover Arena                           USD
Net sales                                                               3,823         5,030        4,058        3,564        3,676
Net sales growth versus last year Q (%)                                  4.0%          4.6%
Number of stores                                                          567           564          563          553          546

Giant-Carlisle/Tops Arena                                  USD
Net sales                                                               1,472         1,949        1,672        1,396        1,496
Net sales growth versus last year Q (%)                                 (1.6%)         1.7%
Number of stores                                                          275           476          483          481          480

Albert Heijn Arena                                         EUR
Net sales                                                               1,527         2,003        1,629        1,411        1,455
Net sales growth versus last year Q (%)                                  4.9%          4.2%
Number of stores                                                        1,628         1,629        1,628        1,622        1,621

Central Europe Arena                                       EUR
Net sales                                                                 412           406          501          423          404
Net sales growth versus last year Q (%)                                  2.0%         14.7%
Number of stores                                                          439           436          442          434          432

Schuitema                                                  EUR
Net sales                                                                 735           942          806          702          730
Net sales growth versus last year Q (%)                                  0.7%          0.0%
Number of stores                                                          471           472          471          470          476

U.S. Foodservice                                           USD
Net sales                                                               4,319         5,592        4,483        4,384        4,438
Net sales growth versus last year Q (%)                                 (2.7%)         0.9%

Table D - Reconciliation of net income (loss) Q2 2004 from Dutch GAAP to IFRS

IFRS net income (loss) impact - Q2 2004
------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

Net income in accordance with Dutch GAAP                                                     32
------------------------------------------------------------------------------------------------

Cumulative preferred financing shares                                                       (10)
Convertible bond                                                                            (22)
ICA put option                                                                              (80)
Post-employment benefits                                                                     11
Other real estate related differences                                                        (1)
Non-current assets held for sale and discontinued operations                                 32
Discounting of long-term provisions                                                          (1)
Share-based payments                                                                         (4)
Goodwill and other intangible assets with indefinite lives                                   37
Deferred tax impact on adjustments to IFRS                                                  (23)
IFRS impact on equity investees                                                               1
------------------------------------------------------------------------------------------------

Total IFRS impact on net income (loss)                                                      (60)
------------------------------------------------------------------------------------------------

Net loss in accordance with IFRS                                                            (28)
------------------------------------------------------------------------------------------------

Table E - Reconciliation of net income (loss) first half of 2004 from Dutch GAAP to IFRS

IFRS net income (loss) impact - YTD 2004
------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

Net loss in accordance with Dutch GAAP                                                     (373)
------------------------------------------------------------------------------------------------

Cumulative preferred financing shares                                                       (24)
Convertible bond                                                                            (29)
ICA put option                                                                               61
Post-employment benefits                                                                     26
Other real estate related differences                                                        (3)
Non-current assets held for sale and discontinued operations                                 38
Discounting of long-term provisions                                                           1
Share-based payments                                                                        (10)
Goodwill and other intangible assets with indefinite lives                                   84
Deferred tax impact on adjustments to IFRS                                                  (34)
Net gain (loss) on divestments                                                              530
IFRS impact on equity investees                                                               3
------------------------------------------------------------------------------------------------

Total IFRS impact on net income (loss)                                                      643
------------------------------------------------------------------------------------------------

Net income in accordance with IFRS                                                          270
------------------------------------------------------------------------------------------------

Table F - Reconciliation of group equity July 11, 2004 from Dutch GAAP to IFRS

IFRS group equity impact - Q2 2004
------------------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated
------------------------------------------------------------------------------------------------
As of July 11, 2004

Group equity in accordance with Dutch GAAP                                                5,066
------------------------------------------------------------------------------------------------

Cumulative preferred financing shares                                                      (666)
ICA put option                                                                             (540)
Derivative instruments and revaluation of loans                                             (74)
Post-employment benefits                                                                   (431)
Bifurcation of leased land and buildings                                                     40
Other real estate related differences                                                       (26)
Non-current assets held for sale and discontinued operations                                 32
Discounting of long-term provisions                                                          11
Goodwill and other intangible assets with indefinite lives                                   83
Deferred tax impact on adjustments to IFRS                                                  143
IFRS impact on equity investees                                                              (1)
------------------------------------------------------------------------------------------------

Total IFRS impact on group equity                                                        (1,429)
------------------------------------------------------------------------------------------------

Group equity in accordance with IFRS                                                      3,637
------------------------------------------------------------------------------------------------

Other Information

Definitions

o    Comparable sales: identical sales plus net sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial information of certain of our subsidiaries to Euros.
     For comparison purposes, the financial information of the previous year is adjusted using the actual exchange rates in order to understand this currency impact.
o    Identical customer count: customer count from exactly the same stores.
o    Identical sales: net sales from exactly the same stores in local currency.
o    Market share: refers to data published by A.C. Nielsen.
o Net retail cost-savings target: approximately EUR 600 million by end of 2006 through initiatives in store excellence, supply chain, sourcing, and IT to strengthen Ahold's value and customer offering.

Non-GAAP financial measures
In certain instances, results exclude the impact of fluctuations in currency exchange rates used in the translation of Ahold's foreign subsidiaries' financial results into Euro or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

The press release also includes other non-GAAP financial measures:
(1)  Net sales excluding currency impact;
(2)  Net sales growth/decline excluding currency impact;
(3) Net sales growth excluding the impact of divestitures. Management believes that by excluding divestitures, this measure provides a better insight into the operating performance and results from the continuing operations of the subsidiary.
(4) Net sales excluding the impact of a deconsolidated joint venture and a divestiture. Management believes that by excluding the impact of a deconsolidated joint venture and a divestiture, this measure provides a better insight into the operating performance of the entity.
(5) Net sales excluding the impact of net sales to former subsidiaries. Management believes that by excluding net sales to former subsidiaries, this measure allows for better comparisons to prior periods.
(6) Net debt, which is the difference between (i) the sum of long term debt and short term debt ("gross debt") and (ii) cash and cash equivalents less cash on hand ("other cash and cash investments"). Management believes that net debt is a useful measure for investors. In management's view, because other cash and cash investments can be used, among other things, to repay indebtedness, netting this against total debt is a useful measure of the company's leverage. Readers are cautioned that net debt might imply that there is less debt than the comparable measures under IFRS indicate and net debt may include certain cash items that are not readily available for repaying debt;
(7) Operating margin before impairment of goodwill. Management believes that the measure of U.S. Foodservice's operating margin before impairment of goodwill is a useful measure because it provides additional information to measure the operating performance of U.S. Foodservice.

Forward-looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to our key priorities for 2005, including successful execution of our Road to Recovery strategy, completion of our divestment program, continuation of our value repositioning strategy, implementation of our retail business model (and its impact on sales volume throughout Ahold), further improving operational performance at U.S. Foodservice, and completion of our 2006+ strategy following the Road to Recovery; statements regarding the dates when we plan to publish our results; statements as to our plans to acquire up to 67 Julius Meinl stores, including its impact on the arena's market opportunities, the closing conditions and the expected timing thereof, the property, existing agreements and employment arrangements that are expected to be assumed upon completion of the acquisition and the timing in which such stores are expected to become operational under the Albert banner; statements as to our plan to accelerate a store upgrade program of Giant-Landover stores over the next two years and the timing of the transfer of Giant-Landover stores from the Super G banner to the Stop & Shop banner; statements as to the streamlining of the Top's store portfolio, including our intention to redefine its core market in order to develop our long-range plans and to sell 31 Tops stores in 2005 and 2006; statements as to potential future profit growth as a result of expected decreases in operating expenses; statements as to the strengthening of our capital structure, including the reduction of gross debt; statements as to our retail net cost-savings target of EUR 600 million by the end of 2006; statements as to our operating targets of 5% net sales growth, 5% operating margin and 14% return on net assets for our food retail business for full-year 2006; statements as to U.S. Foodservice's expected focus on driving the business towards achievement of its long-term goals, including our expectation that its operating margin before impairment of goodwill will exceed 1.7% no later than 2006 and our intention to announce U.S. Foodservice's strategic plan in November 2005; the expected continuation of staff and cost reductions at ICA during 2005-06; statements as to our plans to prepare our consolidated financial statements in accordance with IFRS; the expectation that IFRS as used by us in preparing our interim financial information will continue to be in force as of year end 2005; the impact of compliance with IFRS and IAS 39 on our unaudited consolidated interim financial information and our plans to include the reconciliation between IFRS and US GAAP in our 2005 annual report; statements as to the accounting policies for segment reporting that we expect to use for our 2005 consolidated financial statements; statements regarding the closing of the divestment of Deli XL and the timing thereof and the transfer of the remaining approximately 15% of the Disco shares; statements as to the timing of payments with respect to the balance of the purchase price of BI-LO and Bruno's; statements as to the reassessment of the accounting treatment of certain litigation matters; and statements regarding use of proceeds under our multi-currency facility. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which our subsidiaries and joint ventures operate, the actions of competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of our customers, including their acceptance of new products and private label products and their reactions to new store formats, store locations, changes in our pricing policies and product offering and our other strategies, our ability to implement and complete successfully our plans and strategies and to meet our targets or delays or additional costs encountered in connection with their implementation or achievement, difficulties or delays in the implementation of new operational improvements and systems, the benefits from and resources generated by our plans and strategy being less than or different from those anticipated, the inability to reduce costs or realize cost savings in the manner or to the extent planned, the reaction of our associates to operational and other changes in the working environment, our ability to reach agreements acceptable to us and/or to find buyers for the remaining operations, stores or other assets we are divesting, unexpected delays in the completion of announced or planned divestures or acquisitions, the inability to satisfy, or delays in satisfying, the closing conditions for any such divesture or acquisition, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third-parties, the diversion of management's attention from implementing our plans and strategy, unanticipated delays in the completion of the 2006+ strategy, unanticipated delays in publishing our results, unforeseen impacts of IFRS, including changes to IFRS, IAS 39 or other accounting requirements, or changes to the application or interpretation of IFRS prior to year end 2005, as a result of the review and endorsement by the EU or amendment by the IASB of interpretative guidance, unanticipated delays in completing the reconciliation between IFRS and US GAAP in our 2005 annual report, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, difficulties in agreeing upon and realizing on future payments owed by the purchasers of BI-LO and Bruno's, unanticipated needs for additional store investments, our liquidity needs exceeding expected levels, the inability to satisfy any of the conditions for borrowing under the new credit facility and other factors discussed in our public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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